
January 8, 2018

Conrad Mir
Chief Executive Officer
Calmare Therapeutics Inc.
1375 Kings Highway - Suite 400
Fairfield, CT 06824

>   **Re: Calmare Therapeutics, Inc.**
>   **PRE 14A preliminary proxy statement filing made on Schedule 14A**
>   **Filed on January 2, 2018 by the Calmare Therapeutics, Inc.**
>   **File No. 001-08696**

Dear Mr. Mir,

We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

Schedule 14A

1. Advise us why the EDGAR header tag used to identify the above-captioned submission was PRE 14A as distinguished from PREC14A. In addition, please confirm that successive filings, including any definitive proxy statement, will be designated correctly based on the publicly-available EDGAR header tags memorialized in the EDGAR Filer Manual or consultation with an EDGAR Filer Support specialist available at 202-551-8900.

2. In light of the requirement under Item 5(b)(1)(iii) of Schedule 14A to state whether or not any of the participants have been the subject of criminal convictions within the last ten years, please provide us with a written reply on behalf of each participant in response to this line item notwithstanding the fact that a negative response need not be disclosed in the proxy statement filed under cover of Schedule 14A.

3. At present, the registrant has disclosed in Appendix A that the participants have "received" shares and options. The disclosure requirement includes purchases and sales in trading markets. Advise us how the participants complied with the Item 5(b)(1)(vi) requirement to disclose transactions in the subject class of securities within the past two years.

4. Please revise the cover page to make clear that the persons constituting the Calmare Committee are not legally required or otherwise obligated to pay a control premium.

5. The registrant has stated its belief, in the second full paragraph, that "the Complaining Minority Stockholders have not properly established a record date." Please reconcile this statement with Delaware General Corporation Law Section 213(b) that provides the "record date" for a consent solicitation is the "first date on which a signed written consent is delivered to the corporation".

6. Refer to the following statement on page four: "Upon review of the time taken to file the Company's 2016 Form 10-K, management determined it was in the Company's best interest to take the opportunity to change accounting firms and help keep the Company on track to file timely disclosures with the SEC." Based on disclosures within a Form 8-K/A dated and filed December 21, 2017, the registrant's accounting firm resigned and sent a letter to the accounting firm detailing potential material weaknesses in the Company's internal controls over financial reporting. Please reconcile the apparent inconsistencies in these statements.

7. The registrant represents that "[i]t does not make sense for these nominees to now revoke their previous approval to these amendments to the Bylaws." Please revise to indicate that a successful revocation of this proposal could prevent the repeal of bylaws or amendments that are not aligned with security holder interests. Alternatively, please revise to confirm, if true, that no bylaws or amendments have been adopted since October 10, 2010 where such disclosure would inform a decision whether to revoke or grant a consent.

8. We note the bylaws on file for the registrant are those bylaws dated October 20, 2010, and absent an amendment filed under Form 8-K dated December 19, 2017, there are no changes filed. Please reconcile the apparent public filing history of the registrant's bylaws with the representation on page six that the registrant "has been operating under the current Bylaws for some time and should not have to revert to Bylaws that are over seven years old…"

Cost and Method [of Soliciting Consent Revocations], page 13

9. Please advise us, with a view toward revised disclosure, whether attorney fees, printing and any advertising have been included within the costs of the solicitation to date, and whether such costs will be included within the estimated costs associated with the solicitation. Refer to Item 4(b)(4) of Schedule 14A and corresponding Instruction 1 which require disclosure of costs "in furtherance of, or in connection with" the solicitation as well as "other costs incidental to the solicitation."

Form of Consent Revocation Card

10. Advise us, with a view towards revised disclosure, how the participants complied with their disclosure obligation, if any in the consent solicitation instance, under Rule 14a-4(e).

11. We noticed language suggesting that shareholders not indicating their vote but dating and executing the consent revocation card "will be deemed to revoked consent…" Please amend these closing representations to explicitly reference the discretionary authority standard in 14a-4(b). Please make conforming changes to the proxy statement to be used to conduct the consent revocation solicitation.

General Compliance with Rule 14a-9 for Statements and Assertions Made

12. In accordance with Note b. of Rule 14a-9, please provide us with the factual foundation for the following statements and assertions made throughout the proxy statement:

- "Mr. Yarbro has yet to tell you about what we believe is his own role in undermining the Company's prospects for success…"

- "Mr. Mir originally estimated that the contract and the related payments would begin in spring 2015, but due to the rigorous review process and the change in administrations, the five-year contract and related payments have not yet begun. The Company expects that the GSA contract and related payments will begin in 2018. The GSA continues to buy electrodes from the Company, which is a consequence of the five-year contract."

- "It was a five-year plan because it was anticipated to take approximately 5 years, to achieve FDA approval for the Company's medical devices, and the Company now expects to receive this approval for certain of its devices 2018."

- "The Complaining Minority Statement incorrectly concluded that the Company has failed to pay its employees for four months. This is inaccurate. To date, the Company has paid all of its non-officer and non-management employees."

- "A majority of the Board wanted to remove Mr. Yarbro from the Board because they believed that, as a director, he shared material non-public information with certain stockholders of the Company who were not directors or officers."

- "Mr. Mir offered to have a call with the Complaining Minority Stockholders to discuss their concerns, but the[y] [ ] never agreed, and were not willing, to have a call."

- "Over the last ten years, [Mr. Mir] was responsible for raising more than $40 million in growth capital and broadening corporate reach to new investors and current shareholders."

- "…the Complaining Minority Stockholders' nominees would not act in the best interests of the Company because they are looking for short-term gains that will harm the Company's long-term growth.

- "…certain Complaining Minority Stockholders have disclosed material non-public information to certain stockholders..."

- "The Complaining Minority Stockholders would abandon the Company's five-year turnaround plan that is expected to achieve desired results by the end of this calendar year (2018)."

- "Finally, we believe that the Complaining Minority Stockholders have put the Company's contract with the GSA at risk because it appears to us that at least one of them has shared highly confidential information with persons outside of Calmare. This improper and unauthorized disclosure of information related to the GSA contract, other than its existence, may lead the GSA to terminate the contract, which would materially harm the Company. The Complaining Minority Stockholders' apparent lack of experience with these contracts has shown not only in that instance, but also because the Complaining Minority Stockholders have disclosed the terms to the public in the Complaining Minority Statement. This lack of experience could lead to substantial harm to the Company."

We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact me at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Alan Talesnick, Esq.